SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           APPLICATION OR DECLARATION
                                       on
                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

 SEI BIRCHWOOD, INC.                        BIRCHWOOD POWER PARTNERS, L.P.
 900 Ashwood Parkway                            c/o SEI Birchwood, Inc.
      Suite 500                                   900 Ashwood Parkway
Atlanta, Georgia 30338                                 Suite 500
                                                 Atlanta, Georgia 30338

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

Tommy Chisholm, Secretary                      Thomas G. Boren, President
   The Southern Company                           Southern Energy, Inc.
270 Peachtree Street, N.W.                         900 Ashwood Parkway
  Atlanta, Georgia 30303                                Suite 500
                                                 Atlanta, Georgia 30338

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

      W.L. Westbrook                           Thomas G. Boren, President
 Financial Vice-President                         Southern Energy, Inc.
   The Southern Company                            900 Ashwood Parkway
270 Peachtree Street, N.W.                              Suite 500
  Atlanta, Georgia 30303                         Atlanta, Georgia 30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216



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                              INFORMATION REQUIRED
Item 1.           Description of Proposed Transaction.

     1.1 Background. SEI Holdings, Inc. ("Holdings") is a wholly-owned non-utility subsidiary of The Southern Company ("Southern"), a registered holding company under the Act. Through Southern Energy, Inc. (formerly Southern Electric International, Inc.) ("Southern Energy"), Holdings engages in the business of developing, managing and rendering services to associate companies that are "exempt wholesale generators" and "foreign utility companies," as defined in Sections 32 and 33, respectively, of the Act, and certain special-purpose subsidiaries (called "Energy-Related Companies") which derive or will derive substantially all of their revenues from the ownership and/or operation of specified categories of non-utility businesses, including, among others, "qualifying facilities," as defined in the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA").1
         In 1994, Southern Energy successfully developed and arranged construction and permanent financing for the Birchwood cogeneration project, which is located near Fredericksburg, Virginia. The Birchwood project consists of a 237 MW bituminous coal-fired cogeneration facility that is scheduled to be placed in commercial operation in November 1996 and will commence delivering power at wholesale to Virginia Electric and Power Company under a 25-year wholesale power contract. The cogeneration facility will also produce and deliver useful thermal energy in the form of steam to a 36-acre greenhouse complex (the "Greenhouse Facility") that was constructed on a site that is adjacent to the power complex. The Greenhouse Facility was planned and constructed, in stages, as an integral part of the overall Birchwood project. As each stage of the Greenhouse Facility was completed, it was placed in commercial production. The Greenhouse Facility has been producing and selling agricultural and horticultural products (chiefly bedding and other seasonal plants) since 1995.

____________

1 See The Southern Company, et al., Holding Co. Act Rel. No.26212 (December 30, 1994) and SEI Holdings, Inc., Holding Co. Act Rel. No. 26468 (February 2, 1996).

         The cogeneration facility is owned by Birchwood Power Partners, L.P. ("BPP"), a Delaware limited partnership. Southern's interest in BPP is held through an indirect wholly-owned subsidiary of Holdings, SEI Birchwood, Inc. ("SEI Birchwood"). SEI Birchwood and Cogentrix/Birchwood Two, L.P. ("Cogentrix Two"), a subsidiary of Cogentrix Energy, Inc., each hold 2% general partnership and 48% limited partnership interests in BPP.
         SEI Birchwood and BPP were determined by the Federal Energy Regulatory Commission ("FERC") to be "exempt wholesale generators" ("EWGs") in 1993.2 Subsequently, the Birchwood cogeneration facility was certified as a "qualifying facility" ("QF") under PURPA, based on its intended use in producing, in a sequential process, both electricity and thermal energy in the form of steam to be used in the Greenhouse Facility for space heating and cooling, irrigation water heating, and water pasteurization.3
         Prior to closing on the construction financing for the Birchwood project in May 1994, it was determined that the Greenhouse Facility should be owned and operated by an unaffiliated third party, rather than by BPP or SEI Birchwood, notwithstanding that substantially all of the funds needed to construct the Greenhouse Facility were to be provided on a non-recourse basis by the same lender group financing construction of the cogeneration facility. Under
Section 32 of the Act, an EWG must be engaged "exclusively" in the business of owning and operating an "eligible facility" and selling electricity at wholesale. The decision to place the Greenhouse Facility under separate ownership was intended to avoid any possible question that the ownership thereof by BPP or SEI Birchwood would be inconsistent with the "exclusivity" requirement of Section 32.


____________

2    See SEI Hawaiian Cogenerators, Inc., et al., 63 FERCP. 61,261 (1993).

3 See Birchwood Power Partners, L.P., 65 FERC P. 62,048 (1993). Among other things, the FERC determined that the facility would satisfy the operating standards established for cogeneration QFs under its rules and regulations, 18 C.F.R. ss. 292.205, based on the information provided by BPP. The facility was recertified as a QF to reflect the change in ownership upon admission of Cogentrix Two as a general and limited partner. See Birchwood Power Partners, L.P., 72 FERC P. 62,007 (1995).



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         Accordingly, under the financing and ownership arrangements put in place, a special-purpose Delaware corporation, Greenhost, Inc. ("Greenhost") was organized and its shares were acquired by an indirect subsidiary of CT Corporation, an independent corporate and financial services company. On or prior to closing on the construction financing, several other contracts relating to the construction and operation of the Greenhouse Facility were also executed and delivered. These included a long-term site lease between BPP and Greenhost pursuant to which BPP has leased to Greenhost the land on which the Greenhouse Facility is constructed, and a long-term steam sales agreement, pursuant to which Greenhost is obligated to accept and use specified minimum quantities and pressures of steam produced and delivered by BPP.4 Concurrently, Greenhost entered into a long-term facility lease and site sublease (the "Facility Lease") with an unaffiliated third-party commercial greenhouse operator (the "Lessee"). Under the terms of the Facility Lease, the Lessee is obligated to make payments of rent in amounts required to enable Greenhost to pay the principal of and interest on the non-recourse indebtedness incurred to construct the Greenhouse Facility. The Facility Lease also obligates the Lessee to perform all of Greenhost's material obligations under the steam sales agreement and the site lease, including, among others, the obligation to accept and use steam supplied by BPP. The Lessee sells substantially all of the horticultural output of the Greenhouse Facility to large mass merchandisers, grocery store chains, garden centers, and home improvement stores.
         As a part of the overall transaction, and as security for their respective obligations under the steam sales agreement, the site lease and the Facility Lease, Greenhost and the Lessee granted various rights and security interests to BPP, which BPP, in turn, collaterally assigned to the project lenders. Among other rights and remedies granted BPP, following certain defaults by Greenhost and/or the Lessee, BPP has the right to step in and take control of the Greenhouse Facility, to terminate the Facility Lease, and/or acquire the stock of Greenhost through exercise of rights under certain security or pledge agreements. Such rights were deemed to be important and valuable by both BPP and the non-recourse project lenders in order to assure that BPP could take appropriate action to protect the QF status of the cogeneration facility in the event of defaults relating to the Greenhouse Facility operations.

___________

4 Under the steam sales agreement, Greenhost is required to take and use such minimum quantities of steam as will enable BPP to satisfy the operating standards established by FERC under its regulations for cogeneration QFs.

         In early 1996, the Lessee sustained significant financial losses and permanent impairment of its working capital. As a direct consequence, the Lessee has given notice that it is not able to make certain future scheduled rent payments under the Facility Lease. BPP has also given written notice to the Lessee asserting defaults by the Lessee of other ongoing financial obligations under the Facility Lease. Greenhost, the Lessee, the Lessee's principal shareholder and an affiliate of the Lessee have had ongoing discussions in an effort to restructure the relationships among such parties. As a result thereof, the parties have entered into a forbearance and workout agreement that provides, among other things, for the termination of the Facility Lease in consideration of the mutual release and discharge of all parties from claims or potential claims arising out of defaults under the Facility Lease and related agreements.
         As indicated, the obligation of the Lessee to pay rent under the Facility Lease is essentially the sole source of support for debt service payments by Greenhost in respect of the non-recourse debt incurred to finance the Greenhouse Facility. For that reason, the financing documents provide that the Lessee's default under the Facility Lease also constitutes a default by Greenhost under its loan and related security agreements. Accordingly, upon termination of the Facility Lease, SEI Birchwood and Cogentrix Two propose to exercise rights to acquire the shares of Greenhost. Alternatively, the shares of Greenhost may be acquired by BPP. Greenhost's existing indebtedness will remain in place.

     1.2 Approval Requested. SEI Birchwood proposes to acquire, for a nominal cash consideration, 50 of the 100 issued and outstanding shares of the common stock, no par value, of Greenhost. (Cogentrix Two (or an affiliate) will acquire the other 50% of Greenhost's shares). Alternatively, approval is requested for BPP to acquire 100% of the shares of Greenhost.5
         There will be no changes involved in the operation or use of the Greenhouse Facility following the acquisition of Greenhost's shares. The steam sales agreement and site lease, as it may be amended, between BPP and Greenhost will remain in place, and the Greenhouse Facility will continue to be operated in accordance with the terms of such agreements in such a way as to enable BPP to satisfy the operating standards applicable to cogeneration QFs under the PURPA regulations. The Applicants contemplate that Greenhost will contract with a third party to manage the Greenhouse Facility and market the agricultural and horticultural produce.
Item 2.           Fees, Commissions and Expenses.
         The fees, commissions and expenses to be paid or incurred in connection with this Application or Declaration are estimated not to exceed $6,000.

_____________

5 The Applicants anticipate that Greenhost may require additional funds for working capital purposes. Such funds may be borrowed by Greenhost from SEI Birchwood or BPP or from third party lenders pursuant to Rule 52(b), or contributed to Greenhost by BPP or SEI Birchwood or BPP in reliance upon the exemption afforded under Rule 46(b).

Item 3.           Applicable Statutory Provisions.
         Sections 9(a)(1) and 10 of the Act and Rules 23 and 54 thereunder are applicable to the proposed transaction. The Commission has previously approved the acquisition of interests in QFs that have also included integrated greenhouse operations,6 as well as other types of ancillary facilities. Further, under the Commission's proposed Rule 58,7 the ownership of a dedicated thermal host facility by a company owning a QF would be allowed. In fact, the Applicants believe that this Application or Declaration would be unnecessary if Rule 58, as proposed, were currently in effect.
         Rule 54 Analysis: Rule 54 provides that, in determining whether to approve a proposed transaction by a registered holding company or subsidiary thereof other than with respect to an EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if the requirements of Rule 53(a), (b) and (c) are satisfied. In this regard, the Applicants represent that (i) Southern is currently in compliance with all conditions of Rule 53(a), and (ii) none of the circumstances described in Rule 53(b) that would render Rule 53(a) inapplicable has occurred or exists.
         With respect to Rule 53(a), the Applicants represent that, at September 30, 1996, Southern's "aggregate investment" in all EWGs and FUCOs was approximately $889.5 million, or about 25% of Southern's "consolidated retained earnings" for the four consecutive quarters ended June 30, 1996 ($3.523 billion). Further, Southern has complied and will continue to comply with the other requirements of Rule 53(a) regarding the maintenance of books and records, use of employees of domestic utility subsidiaries to render services to associate EWGs and FUCOs, and submission of certain filings under the Act with the appropriate retail rate regulatory commissions.

___________

6 See Central and South West Corp., Holding Co. Act Rel. No. 25399 (November 1, 1991).

7 See Notice of Proposed Rulemaking, "Exemption of Acquisition of Securities of Companies Engaged in Energy-Related and Gas-Related Businesses," Holding Co. Act Rel. No. 26313 (June 20, 1995).

         Furthermore, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application or Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of state commissions to protect such public-utility customers. On the contrary, the transaction contemplated herein merely involves the prudent exercise of rights and remedies that will enable BPP to preserve its status as a QF.

Item 4.           Regulatory Approval.
         No state commission, and no federal commission, other than this Commission, has jurisdiction over the transaction proposed herein.

Item 5.           Procedure.
         The Applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.

Item 6.           Exhibits and Financial Statements.
         (a)      Exhibits:
                  F     -   Opinion of Counsel.  (To be supplied by amendment).

                  G     -   Form of Federal Register Notice.

         (b)      Financial Statements.
                  Not applicable.

Item 7.           Information as to Environmental Effects.
         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  October 18, 1996

                                 SEI BIRCHWOOD, INC.


                                 By: /s/Tommy Chisholm
                                     Tommy Chisholm
                                     Secretary


                                 BIRCHWOOD POWER PARTNERS, L.P.
                                 by SEI BIRCHWOOD, INC., a general partner


                                 By: /s/Tommy Chisholm
                                     Tommy Chisholm
                                     Secretary

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